Exhibit 4.4

DESCRIPTION OF SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

The following is a summary of material terms of Terra’s securities. It includes information relating to Terra’s securities, the Terra Articles of Association, the Terra board regulations and applicable Dutch law ultimately in effect as of the date of this annual report. The summaries of the Terra Articles of Association and the Terra board regulations as set forth in this annual report are qualified in their entirety by reference to the full text of the Terra Articles of Association and the Terra board regulations.

Corporate Seat and Place of Effective Management

Terra is a legal entity existing under the laws of the Netherlands. Its corporate seat (statutaire zetel) is in Amsterdam, the Netherlands. The address of Terra is Via Matteo Trenta 117, Lucca, Italy 55100. Since incorporation Terra has had, and it intends to continue to have, its place of effective management in Italy.

Terra is registered with the Dutch trade register. Its trade register number is 98523554.

Share Capital and Form of Shares

The Terra Articles of Association provide for an authorized share capital of €5,804,000, divided into (i) 500,000,000 Terra Ordinary Shares with a nominal value of €0.01 each, and (ii) 8,040 Terra Preferred Shares with a nominal value of €100.00 each. All issued and outstanding Terra Ordinary Shares and Terra Preferred Shares will have been fully paid up.

Under Dutch law, the authorized share capital is the maximum share capital that Terra may issue without amending the Terra Articles of Association.

Pursuant to the Terra Articles of Association, the Terra Ordinary Shares and the Terra Preferred Shares will be held in registered form. No share certificates will be issued.

Conversion of Terra Preferred Shares into Ordinary Shares

As outlined in the Terra Articles of Association, each Terra Preferred Share can be converted into 10,000 Terra Ordinary Shares. Upon fulfillment of the contractual conversion conditions as included in the Business Combination Agreement as determined by the Board of Directors (i) voluntarily or (ii) at the request of a holder of Terra Preferred Shares, the Board of Directors shall convert the Terra Preferred Shares held by the Terra shareholders into Terra Ordinary Shares in the ratio as included in the aforementioned sentence.

The request to convert of a holder of Terra Preferred Shares shall be made in writing and shall specify the number and numbering of Terra Preferred Shares to be converted.

The conversion of one or more Terra Preferred Shares will only take effect upon the issuance by the Board of Directors of a confirmation that the contractual conversion conditions as included in the Business Combination Agreement are met. The conversion of a Terra Preferred Share shall take place as of the date of the issuance of such confirmation by the Board of Directors, or on such later date as the Board of Directors shall indicate in the respective confirmation.

Upon the conversion of a Terra Preferred Share, a proportionate part of the special dividend reserve as maintained by Terra attached to that Terra Preferred Share, will be reallocated to the respective reserve(s) attached to the Terra Ordinary Shares that the Terra Preferred Share is being converted into.

On 13 November 2025, the Board of Directors issued a share conversion request and confirmation in accordance with the Terra Articles of Association pursuant to which the mandatory conversion of 4,020 Terra Preferred Shares into 40,200,000 Terra Ordinary Shares was effectuated.

Issuance of Shares

Based on the Terra Articles of Association, Terra Ordinary Shares and Terra Preferred Shares (together: the “Terra Shares”) shall be issued or rights to subscribe for Terra Shares may be granted pursuant to a resolution of the Board of Directors if the Board of Directors has been designated thereto by the Terra general meeting for a specific period and with due observance of applicable statutory provisions. Designation by resolution of the Terra general meeting cannot be withdrawn unless determined otherwise at the time of designation.

The scope and duration of the Board of Directors authority to issue Terra Shares or grant rights to subscribe for Terra Shares (such as granting options to purchase shares) will be determined by a resolution of Terra’s general meeting and relates, at the most, to all unissued shares in Terra’s authorized capital on the date on which the Board of Directors resolves to issue Terra shares or grant rights to subscribe for Terra Shares. The duration of this authority may not exceed a period of five years. Designation of the Board of Directors as the body authorized to issue Terra Shares or grant rights to subscribe for Terra Shares may be extended by a resolution of Terra’s general meeting for a period not exceeding five years in each case. The number of Terra Shares that may be issued or rights to subscribe for Terra Shares that may be granted by the Board of Directors is determined at the time of designation. If and insofar as the Board of Directors is not designated by the Terra general meeting, Terra Shares shall be issued pursuant to a resolution of the Terra general meeting.

No resolution of Terra’s general meeting or resolution of the Board of Directors is required to issue Terra Shares pursuant to the exercise of a previously granted right to subscribe for Terra Shares.

The Terra general meeting adopted a resolution prior to the Closing of the Business Combination pursuant to which the Board of Directors was authorized, for a period of five years from the date of the Closing, to issue Terra Ordinary Shares and Terra Preferred Shares and grant rights to subscribe for Terra Ordinary Shares and Terra Preferred Shares up to the authorized share capital from time to time.

A resolution by the Terra general meeting to issue Terra Shares or to designate the authority to issue Terra Shares to the Board of Directors, can only be adopted at the proposal of the Board of Directors.

Pre-emptive Rights

Under Dutch law and the Terra Articles of Association, each shareholder has a pre-emptive right in proportion to the aggregate amount of its Terra Ordinary Shares upon the issuance of new Terra Ordinary Shares or the granting of rights to subscribe for Terra Ordinary Shares. Exceptions to this pre-emptive right include the issuance of new Terra Ordinary Shares or the granting of rights to subscribe for Terra Ordinary Shares: (i) to employees of Terra or another company of its group; (ii) against payment other than in cash; and (iii) to persons exercising a previously granted right to subscribe for Terra Ordinary Shares. Holders of Terra Preferred Shares will not have pre-emptive rights to acquire newly issued Terra Ordinary Shares or Terra Preferred Shares and no shareholder shall have a pre-emptive right with respect to the issue of Terra Preferred Shares. In accordance with Dutch law, pre-emptive rights may be exercised during a period of at least two weeks after the announcement of an issuance of new Terra Ordinary Shares or a grant of rights to subscribe for Terra Ordinary Shares in the Dutch State Gazette or after the dispatch of a notice to the shareholders.

Based on Terra’s Articles of Association, the Board of Directors will be authorized to resolve on the limitation or exclusion of pre-emptive rights upon an issuance of Terra Ordinary Shares or a grant of rights to subscribe for Terra Ordinary Shares, if the Board of Directors has been designated thereto by the Terra general meeting for a specific period of time not exceeding five years, but only if the Board of Directors has also been authorized or is simultaneously authorized to issue Terra Shares. The designation may be extended by specific consecutive periods with due observance of applicable statutory provisions. Unless otherwise stipulated at its grant, the designation may not be withdrawn.

If and insofar as the Board of Directors is not designated by the Terra general meeting, pre-emptive rights may be limited or excluded by a resolution of the Terra general meeting. The Terra general meeting shall, in addition to the Board of Directors, remain authorized to limit or exclude pre-emptive rights if such is specifically stipulated in the resolution authorizing the Board of Directors to limit or exclude pre-emptive rights.

A resolution of the Terra general meeting to limit or exclude pre-emptive rights or to authorize the Board of Directors to do so, can only be adopted at the proposal of the Board of Directors and shall require a majority of at least two-thirds of the votes cast if less than half of the issued capital of Terra is represented at the Terra general meeting. When adopting a resolution to issue Terra Ordinary Shares, the Terra general meeting or the Terra Board of Directors shall determine how and during which period these pre-emptive rights may be exercised.

Prior to the Closing of the Business Combination, the Terra general meeting adopted a resolution pursuant to which the Board of Directors was authorized, for a period of five years from the Closing Date, to limit or exclude pre-emptive rights in connection with an issuance of Terra Ordinary Shares or grant of rights to subscribe for Terra Ordinary Shares.

Repurchase of Shares

Subject to Dutch law and the Terra Articles of Association, Terra may acquire fully paid-up Terra Shares in the capital of Terra either for no consideration or under universal title of succession, or against consideration if (i) Terra’s shareholders’ equity (eigen vermogen) less the acquisition price is not less than the sum of the paid-up and called-up share capital and any reserves to be maintained by Dutch law or the Terra Articles of Association, (ii) Terra and its subsidiaries would not thereafter hold shares or hold shares as pledgee with an aggregate nominal value exceeding 50% of Terra’s then current issued and outstanding share capital, and (iii) the Board of Directors has been designated to do so by the Terra general meeting. Any acquisition by Terra of Terra Shares in the capital of Terra that are not fully paid-up shall be null and void.

The authorization to the Board of Directors to acquire Terra Shares in Terra is valid for a maximum of 18 months. As part of the authorization, the general meeting of Terra must specify the number of Terra Shares that may be repurchased, the manner in which the Terra Shares may be acquired and the price range within which the Terra Shares may be acquired. The designation of the Board of Directors is not required if Terra acquires fully paid-up Terra Ordinary Shares for the purpose of transferring these to employees of Terra or its subsidiaries under any applicable equity compensation plan, provided that those shares are quoted on an official list of a stock exchange.

In addition, neither Terra nor its subsidiaries may hold more than one-tenth of its issued share capital for more than three years after it was converted into a public limited liability company (naamloze vennootschap) or after it acquired its own shares (i) for no consideration or (ii) under universal succession of title (algemene titel). Owned Terra Shares pledged by Terra and its subsidiaries are taken into account in this respect. Any Terra Shares held by Terra in excess of the amount permitted shall automatically transfer to the directors jointly at the end of the last day of such three-year period. Each director shall be jointly and severally liable to compensate Terra for the value of the Terra Shares at such time, with interest at the statutory rate thereon from such time. The same applies to the acquisition of Terra Shares for employees of Terra under any applicable equity compensation plan, provided that those Terra Shares are quoted on an official list of a stock exchange and held by Terra for more than 1 year after acquisition thereof.

Terra cannot derive any right to any distribution from Terra Shares, or voting rights attached to Terra Shares acquired by it.

Prior to the Closing of the Business Combination, the Terra general meeting adopted a resolution authorizing the Board of Directors for a period of 18 months from the Closing, to repurchase Terra Ordinary Shares representing up to ten percent (10%) of Terra’s issued share capital determined as at close of business at the day of the listing of the Terra Ordinary Shares on the Nasdaq Stock Market.

Reduction of Share Capital

The Terra general meeting may resolve – at the proposal of the Board of Directors – to reduce Terra’s issued and outstanding share capital by reducing the nominal value of shares through amendment of the Terra Articles of Association, cancelling shares held by the Company itself and cancelling all Terra Preferred Shares without repayment of their nominal value. A resolution to cancel all issued Terra Preferred Shares will be subject to the approval of the meeting of holders of Terra Preferred Shares.

A resolution of the Terra general meeting to reduce the share capital will require a majority of at least two-thirds of the votes cast at a Terra general meeting if less than half of the issued share capital is represented at the meeting. If half or more of the issued share capital is represented at the meeting, this resolution will be adopted with a simple majority of the votes cast.

In addition, Dutch law contains detailed provisions regarding the reduction of capital. A resolution to reduce the issued and outstanding share capital shall not take effect before a two months creditor opposition period has lapsed.

Transfer of Shares

Terra Shares are, in principle, freely transferable. However, a transfer of one or more Terra Preferred Shares is subject to contractual transfer restrictions and can only be effected with due observance of such contractual arrangements as set out in an agreement to be entered inter alia by and between the holders of Terra Preferred Shares. Transfers must be in compliance with other applicable laws and regulations including the securities laws.

Pursuant to the Terra Articles of Association, a Terra Preferred Share cannot be pledged. In accordance with the provisions of Dutch law and the Terra Articles of Association, the transfer of Terra Preferred Shares or right of usufruct thereon requires a deed executed for that purpose and, save in the event Terra itself is a party to such legal act, written acknowledgement by Terra of the transfer. Service of notice of the deed or of a certified notarial copy or extract of that deed on Terra will be the equivalent of such acknowledgement.

Terra Ordinary Shares that have been entered into the electronic book-entry system will be registered in the name of Cede & Co as nominee of DTC, and transfer of beneficial entitlements in shares held in the electronic book-entry system will be effected by electronic bookings. The above-mentioned requirements applicable to a transfer of the shares do not apply to the trading of such beneficial entitlements in shares.

On 14 November 2025, the Board of Directors resolved, in order to promote the tradability of the Terra Ordinary Shares, that the laws of the State of New York, United States of America, shall apply to the property law aspects of the Terra Ordinary Shares.

No Liability to Further Capital Calls

All of the outstanding Terra Ordinary Shares will be fully paid-up and non-assessable.

Discriminating Provisions

There are no provisions in the Terra Articles of Association that discriminate against a shareholder because of its ownership of a certain number of shares.

Dividends and Other Distributions

Pursuant to Dutch law and the Terra Articles of Association, the distribution of dividends will take place following the adoption of the Annual Accounts, from which Terra will determine whether such distribution is permitted. Terra may make distributions to its shareholders, whether from profits or from Terra’s freely distributable reserves, only insofar as Terra’s shareholders’ equity exceeds the sum of the paid-up and called-up share capital plus any reserves to be maintained by Dutch law or the Terra Articles of Association.

The Board of Directors may resolve to reserve the profits or part of the profits, with due observance of Terra’s policy on reserves and dividends. Any profits remaining after the reservation referred to in the previous sentence by the Board of Directors, will first be applied to allocate and add to the special dividend reserve for Terra Preferred Shares an amount equal to 1% of the aggregate nominal value of all issued and outstanding Terra Preferred Shares minus any amount that has been added to the special dividend reserve in respect of any interim distributions made during the financial year to which the Annual Accounts from which the profits are derived relate. The profits remaining after application of the preceding sentences will be at the disposal of the Terra general meeting, which may resolve to add the remaining profits to the reserves or distribute them to the holders of Terra Ordinary Shares. Distributions of dividends will be made to Terra’s shareholders in proportion to the nominal value of their Terra Ordinary Shares.

Subject to Dutch law and the Terra Articles of Association, the Board of Directors may resolve to make interim distributions on Terra Shares. For this purpose, the Board of Directors must prepare an interim statement of assets and liabilities. Such interim statement shall show Terra’s financial position not earlier than on the first day of the third month before the month in which the resolution to make the interim distribution is announced. An interim dividend can only be paid if (i) an interim statement of assets and liabilities is drawn up showing that the funds available for distribution are sufficient, and (ii) Terra’s shareholders’ equity exceeds the sum of the paid-up and called-up share capital plus any reserves to be maintained by Dutch law or the Terra Articles of Association. Interim distributions will be made in cash, in kind or in the form of Terra Ordinary Shares.

Holders of Terra Preferred Shares will not receive any dividends in respect of the Terra Preferred Shares; however, Terra will maintain a separate dividend reserve for Terra Preferred Shares for the sole purpose of the allocation of the mandatory minimal profits that accrue to the Terra Preferred Shares. Any distribution out of a preferred shares dividend reserve or the partial or full release of any such reserve will require a prior proposal from the Board of Directors and a resolution of the meeting of holders of Terra Preferred Shares, and will be made exclusively to the holders of Terra Preferred Shares in proportion to the aggregate nominal value of such Terra Preferred Shares.

Distributions will be payable on the day determined by the Board of Directors. Distributions will lapse if the distributions are not claimed within five years and one day following the date when they became payable.

Board of Directors

Board of Directors Composition

Pursuant to the Terra Articles of Association, Terra will have a one-tier board consisting of one or more Terra executive directors and two or more Terra non-executive directors. The Board of Directors will determine the number of Terra executive directors and Terra non-executive directors, provided that the majority of the Board of Directors will consist of Terra non-executive directors.

The Board of Directors will initially be composed of nine members, and shall be composed as described in “Management.” The current Board of Directors consists of eight members.

The Board of Directors is the executive and supervisory body of Terra. It is entrusted with the management of Terra, supervises the general course of affairs in Terra and the business affiliated with Terra and is responsible for the continuity of Terra. The Board of Directors is accountable for these matters to the Terra general meeting. The Board of Directors’ responsibilities include, among other things, developing a view on sustainable long-term value creation by Terra, determining Terra’s strategy and risk management policy, appointing and dismissing the senior internal auditor, annual assessment of the way in which the internal audit function fulfils its responsibility and approving the audit plan drawn up by the internal audit function, ensuring compliance with legislation and regulations and the corporate governance structure of Terra, publishing the corporate structure of Terra and any other information required under the Dutch Civil Code. The Board of Directors may allocate its duties and powers among the Directors and the committees of the Board of Directors in accordance with the Terra board regulations or otherwise in writing.

The Terra executive directors will primarily be responsible for all day-to-day operations of Terra. The Terra non-executive directors will, among others, supervise (i) the Terra executive directors’ policy and performance of duties and (ii) Terra’s general affairs and its business, and will render advice and direction to the Terra executive directors. The Terra non-executive directors will furthermore perform any duties allocated to them under or pursuant to Dutch law or the Terra Articles of Association. The Terra executive directors will timely provide the Terra non-executive directors with the information they need to carry out their duties.

The Board of Directors may further allocate its duties and powers among the directors pursuant to the Terra board regulations or otherwise in writing, provided that the following duties and powers may not be allocated to the executive directors:

●	supervising the performance of the Terra executive directors;

●	making a nomination for the appointment of Terra directors, as set out in the Terra Articles of Association;

●	determining a Terra executive director’s remuneration; and

●	instructing an auditor, if the Terra general meeting fails to do so.

The Board of Directors may determine pursuant to the Terra board regulations or otherwise in writing that one or more Terra directors can lawfully adopt resolutions concerning matters belonging to their duties within the meaning of Section 2:129a(3) of the Dutch Civil Code.

Each director has a duty to Terra to properly perform its duties. In the performance of their tasks, the directors shall be guided by the interests of Terra and the enterprise connected with it. Under Dutch law, the interests of Terra and the enterprise connected with it extend to the interests of all stakeholders, such as shareholders, creditors, employees, customers and suppliers.

The Board of Directors shall designate a non-executive director as chairperson of the board of directors (voorzitter) under Dutch law. The Board of Directors may in its discretion designate one of the non-executive directors as vice chairperson.

Nomination and Appointment

Terra directors will be appointed by the Terra general meeting on a binding nomination by the Board of Directors. The Terra general meeting will at all times be allowed to overrule a binding nomination for the appointment of a Terra director by a simple majority of the votes cast, representing at least one-third (1/3) of the issued capital of the Company. If the nomination comprises one candidate for a vacancy, a resolution concerning the nomination shall result in the appointment of the candidate, unless the nomination is overruled. If the binding nomination for appointment of a director is overruled, a new binding nomination may be made.

Term of Office; Suspension; Dismissal

Each director shall be appointed for a maximum period of one year, provided that his term of office shall lapse immediately after the close of the annual general meeting of Terra held in the year after his appointment. A director may be reappointed with due observance of the preceding sentence. A non-executive director may be in office for a period not exceeding twelve years, which period may or may not be interrupted, unless at the proposal of the Board of Directors of Terra the general meeting of Terra resolves otherwise.

Terra’s general meeting may at all times suspend or dismiss any director. A resolution of the Terra general meeting to suspend or dismiss a director other than at the proposal of the Board of Directors requires a two-thirds (2/3) majority of the votes cast. The Board of Directors may at all times suspend an executive director.

Conflict of Interest

A Terra director shall not participate in deliberations and the decision-making process in the event of a direct or indirect personal conflict of interest between that director and Terra and the enterprise connected with it, or in the event of being involved in a related party transaction within the meaning of Dutch law. If the Board of Directors is unable to adopt a resolution as a result of all directors being unable to participate in the deliberations and decision-making process due to such a conflict of interest, or due to all directors being involved in such a related party transaction, the decision shall nevertheless be taken by the Board of Directors.

If a director does not comply with the provisions on conflicts of interest, the resolution concerned is subject to nullification and the director may be held liable towards Terra. This nullification, however, only has internal effect and does not affect the external representation.

Liability of Directors

Pursuant to Dutch law, each Terra director may be held jointly and severally liable to Terra for damages in the event of improper or negligent performance of his or her duties. Furthermore, Terra directors may be held liable to third parties based on tort pursuant to certain provisions of the Dutch Civil Code. All Terra directors will be jointly and severally liable for failure of one or more co-directors. An individual Terra director will only be exempt from liability if he or she proves that he or she cannot be held culpable for the mismanagement and that he or she has not been negligent in seeking to prevent the consequences of the mismanagement. In this regard a Terra director may, however, refer to the allocation of tasks among the Terra directors. In certain circumstances, including in the event of bankruptcy of the Company, directors may incur additional specific civil and criminal liabilities.

Board Regulations

Pursuant to the Terra Articles of Association, the Board of Directors shall adopt regulations dealing with its internal organization, the manner in which decisions are taken, the composition, the duties and organization of committees of the Board of Directors and any other matters concerning the Board of Directors, Terra directors and committees established by the Board of Directors.

Decision-making

Pursuant to the Terra Articles of Association and the Terra board regulations, the Terra board of directors will strive to adopt its resolutions by unanimous vote. If this is not possible, resolutions will be adopted by a majority of votes cast, unless provided otherwise by the Terra Articles of Association or the Terra board regulations. In the event of a tie vote, the proposal will be rejected. Each Terra director shall have one vote.

The Terra Articles of Association and Dutch law provide that resolutions of the Board of Directors regarding a significant change in Terra’s identity or nature or the enterprise connected with it are subject to the approval of the Terra general meeting. Such resolutions include in any event: (i) the transfer of the business enterprise of Terra or practically the entire business enterprise of Terra to a third party; (ii) concluding or cancelling a long-lasting cooperation of Terra or a Subsidiary with another legal entity or company or as a fully liable partner in a partnership, provided that the cooperation or cancellation is of material significance to Terra; and (iii) acquiring or disposing of a participating interest in the share capital of a company with a value of at least one-third (1/3) of Terra’s assets, as shown in the balance sheet with explanatory notes according to the last adopted annual accounts, by Terra or a Subsidiary.

The Board of Directors may also adopt resolutions outside of a meeting, provided that such resolutions are recorded in writing or otherwise and that none of the Terra directors entitled to vote objects to this manner of decision-making.

Meetings of the Board of Directors may be held by means of an assembly of Terra directors in person or by telephone, video conference or any other means of electronic communication, provided that all Terra directors participating in such meetings are able to communicate with each other simultaneously.

Representation

The Board of Directors as a whole and any Terra executive director acting individually will be authorized to represent Terra. The Board of Directors may appoint officers with general or limited power to represent Terra.

Each officer shall be competent to represent Terra, subject to the restrictions imposed on him. The Board of Directors shall determine each officer’s title. Such officers may be registered with the Dutch trade register, indicating the scope of their power to represent Terra.

Indemnification of Terra directors and officers

Pursuant to the Terra Articles of Association, Terra shall indemnify each current or former Terra director in any anticipated or pending action, suit, proceeding or investigation for any claim against that Terra director that such Terra director may derive from exercising his respective duties as a Terra director for any and all:

●	costs and expenses, including but not limited to substantiated attorneys’ fees, reasonably incurred in relation to that Terra director’s defenses in the relevant action, suit, proceeding or investigation or a settlement thereof;

●	liabilities, losses, damages, fines, penalties and other claims and/or financial effects of judgements against that Terra director, excluding any reputational damages and (other) immaterial damages; and

●

payments by that Terra director and/or any other financial effects resulting from a settlement of such action, suit, proceeding or investigation, excluding any reputational damages and (other) immaterial damages, subject to prior written approval of such settlement by Terra (such approval not to be unreasonably withheld), provided he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of Terra or out of his mandate, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

Any indemnification by Terra pursuant to the Terra Articles of Association described above (i) shall be made only upon a determination by the Board of Directors that indemnification of the Terra director is proper under the circumstances because he had met the applicable standard of conduct set forth above, and (ii) may be paid by Terra in advance of the final disposition of the relevant anticipated or pending action, suit or proceeding against that Terra director, upon a resolution of the Board of Directors with respect to the specific case.

A Terra director, current or former, shall not be entitled to any indemnification pursuant to the Terra Articles of Association, if and to the extent:

●	a competent court, a judicial tribunal or, in case of an arbitration, an arbitrator or arbitral panel has established by final judgement that is not open to challenge or appeal, that the acts or omissions of the current or former Terra director can be considered intentional, willfully reckless or seriously culpable, unless this would in the given circumstances be unacceptable according to the standards of reasonableness and fairness;
Dutch law would not permit such indemnification;

●	the costs or the decrease in assets of the current or former Terra director are/is covered by an insurance and the insurer started payment of the costs or the decrease in assets; or

●	Terra and/or a company in the group brought the procedure in question up before the relevant court, judicial tribunal or, in case of an arbitration, arbitrator or arbitral panel,

in which event he shall immediately repay any amount paid to him (in advance, as the case may be) by Terra in connection with the indemnification described herein.

This indemnification by Terra will not be exclusive of any other rights to which those indemnified may be entitled otherwise.

Vacancies and Inability

If the seat of a Terra executive director is vacant or upon the inability of a Terra executive director, the remaining Terra executive directors will temporarily be entrusted with the executive management of Terra, provided that the Board of Directors can temporarily fill vacancies without requiring a shareholder vote.

If the seats of all Terra executive directors are vacant or upon the inability of all Terra executive directors, the executive management of Terra shall temporarily be entrusted to the Terra non-executive directors, provided that the Board of Directors may provide for one or more temporary replacements.

If the seat of a Terra non-executive director is vacant or upon inability of a Terra non-executive director, the remaining Terra non-executive directors shall temporarily be entrusted with the performance of the duties and the exercise of the authorities of that Terra non-executive director, provided that the Board of Directors may provide for a temporary replacement. If the seats of all Terra non-executive directors are vacant or upon inability of all Terra non-executive directors, the Terra general meeting shall be authorized to temporarily entrust the performance of the duties and the exercise of the authorities of the Terra non-executive directors to one or more other individuals.

With regard to the above, pursuant to the Terra Articles of Association, a Terra director shall in any event be unable to act: (i) during the period for which the Terra director has claimed inability in writing, (ii) during the Terra director’s suspension, or (iii) during periods when Terra has not been able to contact the Terra director (including as a result of illness), provided that such period lasted longer than five consecutive days (or such other period as reasonably determined by the Board of Directors).

Terra General Meetings

Terra general meetings will be held in Amsterdam, Rotterdam or Haarlemmermeer (including Schiphol Airport), the Netherlands. The annual Terra general meeting shall be held no later than six months after the end of the financial year on the date and at the place mentioned in the convocation notice. Additional extraordinary Terra general meetings may also be held whenever considered appropriate by the Board of Directors or the chairperson of the Board of Directors. Pursuant to Dutch law, one or more shareholders and/or persons with meeting right, who solely or jointly represent at least 10% of the issued and outstanding share capital, may request the Board of Directors in writing to convene a Terra general meeting. If the Board of Directors has not taken the steps necessary to ensure that such meeting can be held within 6 weeks after the request, the requesting shareholder(s) and or other persons with meeting rights may at their request be authorized by the competent Dutch court in preliminary relief proceedings to convene a Terra general meeting. The court shall refuse the application if it does not appear that the applicant(s) has/have previously requested the Board of Directors to convene a Terra general meeting and the Board of Directors has not taken the necessary steps so that the Terra general meeting could be held within 6 weeks after the request. Such a request to the Board of Directors is subject to certain additional requirements. Additionally, the applicant must have a reasonable interest in the meeting being held.

Terra general meetings shall be convened by a notice, which shall inter alia include an agenda stating the items to be discussed, including for the annual Terra general meeting, among other things, the discussion and adoption of the annual accounts, appropriation of Terra’s profits, and proposals relating to the Board of Directors, including the appointment or re-appointment of Terra directors and the filling of any vacancies in the Board of Directors. In addition, the agenda shall include such items as have been included therein by the Board of Directors.

One or more shareholders, alone or together, representing at least 3% of the issued and outstanding share capital may also request to include items in the agenda of a Terra general meeting. Requests must be made in writing and received by the Board of Directors at least 60 days before the day of the meeting. No resolutions shall be adopted on items other than those which have been included in the agenda. In accordance with the DCGC, a shareholder may only request the inclusion of an item on the agenda after consulting the Board of Directors in that respect. If one or more shareholders intend to request that an item be put on the agenda that may result in a change in Terra’s strategy, the Board of Directors must be given the opportunity to invoke a reasonable period to respond to such intention. Such period shall not exceed 180 days (or such other period as may be stipulated for such purpose by Dutch law and/or the DCGC from time to time). If invoked, the Board of Directors must use such response period for further deliberation and constructive consultation, in any event with the shareholders(s) concerned, and must explore the alternatives. At the end of the response time, the Board of Directors must report on this consultation and the exploration of alternatives to the Terra general meeting. The response period may be invoked only once for any given general meeting and shall not apply to (a) an item in respect of which a response time or statutory reflection period (see below) has already been stipulated; or (b) if a shareholder holds at least 75% of Terra’s issued share capital as a consequence of a successful public bid. The response period may also be invoked in response to shareholders or others with meeting rights under Dutch law requesting that a Terra general meeting be convened, as described above.

In addition, a statutory reflection period under the Dutch Civil Code, similar to the aforementioned response time under the DCGC, but with a maximum of 250 days applies in the Netherlands. According to this statutory rule, the cooling-off period could be invoked by the Board of Directors in the event:

●	shareholders, using either their shareholder proposal right or their right to request a Terra general meeting, propose an agenda item for the Terra general meeting to dismiss, suspend or appoint a Terra director (or to amend any provision in the Terra Articles of Association dealing with those matters); or

●	a public offer for Terra has been announced or made without agreement having been reached with Terra on such offer,

provided, in each case, that in the opinion of the Board of Directors such proposal or offer materially conflicts with the interests of Terra and its business.

The cooling-off period, if invoked, ends upon the earliest of the following events:

●	the expiration of 250 days from:

●	in case of shareholders using their shareholder proposal right, the day after the deadline for making such proposal for the next Terra general meeting has expired;

●	in case of shareholders using their right to request a Terra general meeting, the day when they obtain court authorization to do so; or

●	in case of a public offer as described above being made without agreement having been reached with Terra on such offer, the first following day;

●	the day after a public offer without agreement having been reached with Terra on such offer, having been declared unconditional; or

●	the Board of Directors deciding to end the cooling-off period earlier.

In addition, one or more shareholders that may (jointly) exercise the shareholder proposal right at the time that the cooling-off period is invoked, may request the Enterprise Chamber (Ondernemingskamer) of the Amsterdam Court of Appeals (Gerechtshof Amsterdam) for early termination of the cooling-off period. The Enterprise Chamber must rule in favor of the request if the shareholders can demonstrate that:

●	the Board of Directors, in light of the circumstances at hand when the cooling-off period was invoked, could not reasonably have come to the conclusion that the relevant shareholder proposal or hostile offer constituted a material conflict with the interests of Terra and its business;

●	the Board of Directors cannot reasonably believe that a continuation of the cooling-off period would contribute to careful policy-making;

●	if other defensive measures, having the same purpose, nature and scope as the cooling-off period, have been activated during the cooling-off period and are not terminated or suspended at the relevant shareholders’ written request within a reasonable period following the request (i.e., no ‘stacking’ of defensive measures).

During the cooling-off period, if invoked, the Board of Directors must gather all relevant information necessary for a careful decision-making process. In this context, the Board of Directors must at least consult with shareholders representing at least 3% of Terra’s issued share capital at the time the cooling-off period was invoked and with the Terra’s works council (if applicable). Formal statements expressed by these stakeholders during such consultations must be published on Terra’s website to the extent these stakeholders have approved that publication.

Ultimately one week following the last day of the cooling-off period, the Board of Directors must publish a report in respect of its policy and conduct of affairs during the cooling-off period on the Terra website. This report must also remain available for inspection by Terra’s shareholders and others with meeting rights under Dutch law at Terra’s office and must be tabled for discussion at the next general meeting.

The Terra general meeting is presided over by the chairperson of the Board of Directors or another director designated for that purpose by the Board of Directors. The Terra directors may attend a Terra general meeting in person or by electronic means of communication. The chairperson of the meeting may decide at his or her discretion to admit other persons to the meeting.

The external auditor of Terra may attend the annual Terra general meeting in which the annual accounts are discussed.

Record Date

When convening a Terra general meeting, the Board of Directors will be allowed to determine that persons with the right to vote or attend such meeting will be considered those persons who have these rights at the 28th day prior to the date of the meeting (the “Terra Record Date”) and are registered as such in a register to be designated by the Board of Directors for such purpose, regardless of whether they will have these rights at the date of the meeting. In order for a person to be able to attend a Terra general meeting and to have the right to vote in such meeting, such person must notify Terra in writing of his or her intention to do so no later than on the day and in the manner mentioned in the convocation notice for the Terra general meeting.

Voting Rights and Quorum at Terra General Meetings

Pursuant to the Terra Articles of Association, the Terra shareholders will have one vote for each Terra Ordinary Share and ten thousand votes for each Terra Preferred Share. No votes may be cast at a Terra general meeting on shares held by Terra or Terra’s subsidiaries. Nonetheless, the holders of a right of usufruct in respect of Terra Ordinary Shares are not excluded from the right to vote on such shares, if the right of usufruct or the right of pledge was granted prior to the time such share was acquired by Terra or any of Terra’s subsidiaries. Terra may not cast votes on shares in respect of which Terra or a Subsidiary holds a right of usufruct or a right of pledge. Terra Ordinary Shares which are not entitled to voting rights pursuant to the preceding sentences will not be taken into account for the purpose of determining the number of shares on which votes may be cast, or the amount of the share capital that is present or represented at a Terra general meeting. Unless Dutch law or the Terra Articles of Association state otherwise, all resolutions adopted at the Terra general meeting will be adopted with a simple majority of the votes cast.

Under the Terra Articles of Association no quorum requirement applies to the Terra general meeting. Certain resolutions can only be adopted by a (enhanced) majority of the votes, representing a certain part of the issued share capital.

Pursuant to Dutch law, when determining the extent to which shareholders vote, are present or represented, or the extent to which the share capital is present or represented, no account shall be taken of shares in respect of which the law or the Terra Articles of Association provide that no votes can be cast.

Meetings of Holders of Shares of a Specific Class

Meetings of holders of shares of a specific class will be held whenever the Board of Directors calls such meetings.

Meetings of holders of shares of a specific class may be convened no later than on the fifteenth day before the day of such meeting. The provisions applicable to Terra general meetings, except those concerning the frequency, notice period and the Terra Record Date, will apply mutatis mutandis to the meetings of holders of shares of a specific class. See “— Voting Rights and Quorum at Terra General Meetings.”

Financial Statements and Independent Auditor

Terra’s financial year will coincide with the calendar year. Annually, within the term set by law (which is currently four months after the end of the financial year), the Board of Directors shall prepare the financial statements. The financial statements must be accompanied by a statement of the auditor, the board report, and the additional information to the extent that this information is required. All Terra directors are required to sign the financial statements and in case the signature of any member is missing, the reason for this must be stated.

The annual accounts are to be adopted by the Terra general meeting. The financial statements, the board report and independent auditor’s report will be made available at Terra’s address to the shareholders for review as from the day of the notice convening the Terra general meeting at which they are discussed.

Amendments to the Terra Articles of Association

A resolution of the Terra general meeting to amend the Terra Articles of Association may only be adopted by the Terra general meeting at the proposal of the Board of Directors. The rights of shareholders may be changed only by amending the Terra Articles of Association in compliance with Dutch law. A resolution regarding the amendment of the Terra Articles of Association will require a simple majority of the votes cast.

Dissolution and Liquidation

Terra may only be dissolved by a resolution of the Terra general meeting at the proposal of the Board of Directors. If a resolution to dissolve Terra is to be submitted to the Terra general meeting, this must in all cases be stated in the convocation notice for the relevant Terra general meeting. If the Terra general meeting resolves to dissolve Terra, the members of the Board of Directors will be charged with the liquidation of the business of Terra, unless the Terra general meeting resolves otherwise at the proposal of the Board of Directors. During liquidation, the provisions of the Terra Articles of Association will remain in force as long as possible.

The balance remaining after payment of the debts of Terra following its dissolution shall be transferred to the Terra shareholders pro rata in proportion to the number of Terra shares held by each Terra shareholder.

Squeeze Out

Pursuant to article 2:92a of the Dutch Civil Code, a shareholder who, for his or her own account, holds at least 95% of Terra’s issued share capital may initiate proceedings against the other shareholders jointly for the transfer of their shares to the claimant. The proceedings are held before the Enterprise Chamber (Ondernemingskamer) of the Amsterdam Court of Appeals (Gerechtshof Amsterdam) and can be instituted by means of a writ of summons served upon each of the minority shareholders in accordance with the provisions of the Dutch Code of Civil procedure (Wetboek van Burgerlijke Rechtsvordering). The Enterprise Chamber may grant the claim for the squeeze-out in relation to all minority shareholders and will determine the price to be paid for the shares, if necessary after appointment of one to three expert(s) who will offer an opinion to the Enterprise Chamber on the value to be paid for the shares of the minority shareholders. Once the order to transfer becomes final before the Enterprise Chamber, the person acquiring the shares must give written notice of the date and place of payment and the price to the holders of the shares to be acquired whose addresses are known to him or her. Unless the addresses of all of them are known to the acquiring person, such person is required to publish the same in a Dutch national daily newspaper.

Cross-border restructuring

Dutch law provides that, to the extent the acquiring company in a cross-border merger or a cross-border demerger is organized under the laws of another European Economic Area member state, a shareholder of a non-surviving Dutch company who has voted against the cross-border merger or the cross-border demerger (as applicable) may make a claim with the Dutch company for compensation. The compensation is to be determined by one or more independent experts, subject to certain exceptions. The aforementioned also applies in case of a cross-border conversion.

Financial Reporting under Dutch Law

The Dutch Financial Reporting Supervision Act (Wet toezicht financiële verslaggeving, the “FRSA”), applies to Terra’s financial reporting. Under the FRSA, the Dutch Authority for the Financial Markets (Autoriteit Financiële Markten, “AFM”) supervises the application of financial reporting standards by, among others, companies whose corporate seats are in the Netherlands and whose securities are listed on a regulated market within the EU or on an equivalent third (non-EU) country market.

Pursuant to the FRSA, the AFM has an independent right to (i) request an explanation from Terra regarding the application of the applicable financial reporting standards if, based on publicly known facts or circumstances, it has reason to doubt Terra’s financial reporting meets such standards and (ii) recommend to Terra that it makes available further explanations. If Terra does not comply with such a request or recommendation, the AFM may request that the Dutch Enterprise Chamber orders Terra to (i) provide an explanation on the way it has applied the applicable financial reporting standards to its financial reports or (ii) prepare its financial reports in accordance with the Dutch Enterprise Chamber’s instructions.

Certain Insider Trading and Market Manipulation Laws

Dutch law contains rules intended to prevent insider trading and market manipulation.

On July 3, 2016, the Regulation (EU) No 596/2014 of the European Parliament and of the Council of April 16, 2014 (the “MAR”) replaced all of the Dutch market abuse rules. The MAR does not apply to Terra or to the Terra Ordinary Shares as the Terra Ordinary Shares will solely be listed on the Nasdaq, a stock exchange outside the European Economic Area. As a result, there are no EU rules or Dutch rules applicable to Terra relating to market abuse, such as insider trading, tipping, market manipulation and notification rules for director dealings.

Exchange Controls

Under Dutch law, there are no exchange control restrictions on investments in, or payments on, the Terra Ordinary Shares. There are no special restrictions in the Terra Articles of Association or Dutch law that limit the right of shareholders who are not citizens or residents of the Netherlands to hold or vote the Terra Ordinary Shares.

Certain United States Federal Income Taxation Considerations

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership and disposition of the Terra Ordinary Shares. This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from or relating to the acquisition, ownership and disposition of the Terra Ordinary Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including, without limitation, specific tax consequences to a U.S. Holder under an applicable income tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal net investment income, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership and disposition of Terra Ordinary Shares. In addition, except as specifically set forth below, this summary does not discuss applicable income tax reporting requirements. Each prospective U.S. Holder should consult its own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal net investment income, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of the Terra Ordinary Shares.

This summary is not binding on the Internal Revenue Service (the “IRS”) and the IRS is not precluded from taking a position that is different from, or contrary to, the positions taken in this summary. Further, this summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, and U.S. court decisions that are applicable, and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis, which could affect the U.S. federal income tax considerations described in this summary.

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own the Terra Ordinary Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (f) acquire the Terra Ordinary Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold the Terra Ordinary Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are subject to special tax accounting rules with respect to the Terra Ordinary Shares; (i) are partnerships or other “pass-through” entities (and partners or other owners thereof); (j) are U.S. expatriates or former long-term residents of the United States subject to Sections 877 or 877A of the Code; or (k) own or have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the Company’s outstanding shares. In addition, this summary does not discuss any tax consequences other than U.S. federal income tax consequences, including but not limited to any U.S. federal alternative minimum, U.S. federal net investment income, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences.

If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds the Terra Ordinary Shares, the U.S. federal income tax consequences to such entity or arrangement and the partners (or other owners or participants) of such entity or arrangement generally will depend on the activities of the entity or arrangement and the status of such partners (or owners or participants). Partners (or other owners or participants) of entities or arrangements that are classified as partnerships or as “pass-through” entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership and disposition of the Terra Ordinary Shares

ALL HOLDERS OF TERRA ORDINARY SHARES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE TRANSACTIONS AND CONSIDERATIONS RELATING TO THE OWNERSHIP AND DISPOSITION OF TERRA ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of the Terra Ordinary Shares that is for U.S. federal income tax purposes:

●	An individual who is a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

General Rules Applicable to the Ownership and Disposition of Terra Ordinary Shares

The following discussion is subject, in its entirety, to the rules described above under the heading “Passive Foreign Investment Company Rules.”

Distributions on Terra Ordinary Shares

As stated above under “—Dividend Policy,” we do not expect to make distributions in respect of our Terra Ordinary Shares now or in the foreseeable future. However, if a U.S. Holder that receives a distribution with respect to a Terra Ordinary Share will be required to include the amount of such distribution in gross income as a dividend to the extent of the Company’s current or accumulated “earnings and profits”, as computed for U.S. federal income tax purposes. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if the Company is a PFIC for the tax year of such distribution or was a PFIC for the preceding tax year. To the extent that a distribution exceeds the Company’s current and accumulated earnings and profits, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Terra Ordinary Shares and thereafter as gain from the sale or exchange of such Ordinary Shares. (See “Sale or Other Taxable Disposition of Terra Ordinary Shares” below). Dividends received on Terra Ordinary Shares by corporate U.S. Holders generally will not be eligible for the dividends received deduction.

Sale or Other Taxable Disposition of Terra Ordinary Shares

Upon the sale or other taxable disposition of Terra Ordinary Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the U.S. dollar value of cash received plus the fair market value of any property received and such U.S. Holder’s tax basis in such Terra Ordinary Shares sold or otherwise disposed of. A U.S. Holder’s tax basis in Terra Ordinary Shares generally will be such U.S. Holder’s U.S. dollar cost for such Terra Ordinary Shares. Gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the Terra Ordinary Shares have been held for more than one year. Preferential tax rates currently apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. Deductions for capital losses are subject to limitations.

Passive Foreign Investment Company Rules

Definition of a Passive Foreign Investment Company

If the Company were to constitute a “passive foreign investment company” or “PFIC” within the meaning of Section 1297 of the Code for any year during a U.S. Holder’s holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of the Terra Ordinary Shares. The Company believes it was a PFIC for its taxable year ending December 31, 2025, and based on current business plans and financial expectations, it believes that it will likely be a PFIC for its 2026 tax year and may be a PFIC in subsequent tax years. No opinion of legal counsel or ruling from the IRS concerning its status as a PFIC has been obtained or is currently planned to be requested. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company or any of its subsidiaries concerning its PFIC status. Each U.S. Holder should consult its own tax advisors regarding the PFIC status of the Company and each of its subsidiaries.

In any year in which the Company is classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

The Company generally will be a PFIC if, for a tax year, (a) 75% or more of its gross income is passive income (the “PFIC income test”) or (b) 50% or more of the value of its assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “PFIC asset test”). “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest (including on bank deposits or other short-term cash investments), certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. For purposes of the PFIC asset test, cash and assets readily convertible into cash are generally categorized as passive assets, subject to a limited exception under proposed regulations in respect of working capital held in a non-interest bearing financial account for the present needs of an active trade or business to cover operating expenses reasonably expected to be paid within 90 days. As the value of our assets will generally be determined by reference to our market capitalization, the determination of whether we will be or become a PFIC will depend in large part upon the market value of our Ordinary Shares, which we cannot control.

For purposes of the PFIC income test and PFIC asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation.

Default PFIC Rules Under Section 1291 of the Code

If the Company is a PFIC for any tax year during which a U.S. Holder owns the Terra Ordinary Shares, the U.S. federal income tax consequences to such U.S. Holder of the acquisition, ownership, and disposition of the Terra Ordinary Shares will depend on whether and when such U.S. Holder makes an election to treat the Company as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or makes a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code (described below) with respect to: (a) any gain recognized on the sale or other taxable disposition of the Terra Ordinary Shares; and (b) any “excess distribution” received on the Terra Ordinary Shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for the Terra Ordinary Shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of the Terra Ordinary Shares must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the respective the Terra Ordinary Shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income (and not eligible for certain preferred rates). The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

If the Company is a PFIC for any tax year during which a Non-Electing U.S. Holder holds the Terra Ordinary Shares, the Company will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent tax years. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above), but not loss, as if the Terra Ordinary Shares were sold on the last day of the last tax year for which the Company was a PFIC.

QEF Election

A U.S. Holder that makes a timely and effective QEF Election for the first tax year in which the holding period of its Terra Ordinary Shares begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its Terra Ordinary Shares. A U.S. Holder that makes a timely and effective QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the Company’s net capital gain, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the Company’s ordinary earnings, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company. However, for any tax year in which the Company is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge.

A U.S. Holder that makes a timely and effective QEF Election with respect to the Company generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents the Company’s “earnings and profits” that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the Terra Ordinary Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Terra Ordinary Shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for the Terra Ordinary Shares in which the Company is a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year. If a U.S. Holder does not make a timely and effective QEF Election for the first year in the U.S. Holder’s holding period for the Terra Ordinary Shares, the U.S. Holder may still be able to make a timely and effective QEF Election in a subsequent year if such U.S. Holder meets certain requirements and makes a “purging” election to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Terra Ordinary Shares were sold for their fair market value on the day the QEF Election is effective. If a U.S. Holder makes a QEF Election but does not make a purging election to recognize gain as discussed in the preceding sentence, then such U.S. Holder shall be subject to the QEF Election rules and shall continue to be subject to tax under the rules of Section 1291 discussed above with respect to its Terra Ordinary Shares. If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs.

A QEF Election will apply to the tax year for which such QEF Election is timely made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which the Company is not a PFIC. Accordingly, if the Company becomes a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which the Company qualifies as a PFIC. If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the subsidiary PFIC for the QEF rules to apply to both PFICs.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the Terra Ordinary Shares are marketable stock. The Terra Ordinary Shares generally will be “marketable stock” if the Terra Ordinary Shares are regularly traded on (a) a national securities exchange that is registered with the SEC, (b) the national market system established pursuant to section 11A of the Exchange Act, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and surveillance requirements, and meets other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange effectively promote active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Each U.S. Holder should consult its own tax advisor in this matter.

A U.S. Holder that makes a Mark-to-Market Election with respect to its Terra Ordinary Shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such Terra Ordinary Shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for the Terra Ordinary Shares for which the Company is a PFIC and such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Terra Ordinary Shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Terra Ordinary Shares, as of the close of such tax year over (b) such U.S. Holder’s adjusted tax basis in such Terra Ordinary Shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder’s adjusted tax basis in the Terra Ordinary Shares, over (b) the fair market value of such Terra Ordinary Shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the Terra Ordinary Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of Terra Ordinary Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years). Losses that exceed this limitation are subject to the rules generally applicable to losses provided in the Code and Treasury Regulations.

A U.S. Holder makes a Mark-to-Market Election by attaching a completed IRS Form 8621 to a timely filed United States federal income tax return. A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the Terra Ordinary Shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a Mark-to-Market Election.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Terra Ordinary Shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations) in the event the Company is a PFIC during such U.S. Holder’s holding period for the relevant shares. However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which Terra Ordinary Shares are transferred.

Certain additional adverse rules may apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example, under Section 1298(b)(6) of the Code, a U.S. Holder that uses Terra Ordinary Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Terra Ordinary Shares.

In addition, a U.S. Holder who acquires Terra Ordinary Shares from a decedent will not receive a “step up” in tax basis of such Terra Ordinary Shares to fair market value unless such decedent had a timely and effective QEF Election in place.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with its own tax advisors regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisors regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Terra Ordinary Shares.

Additional Considerations

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of Terra Ordinary Shares generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Dividends paid on the Terra Ordinary Shares, if any, will be treated as foreign-source income, and generally will be treated as “passive category income” or “general category income” for U.S. foreign tax credit purposes. Any gain or loss recognized on a sale or other disposition of Terra Ordinary Shares generally will be United States source gain or loss. The Code applies various complex limitations on the amount of foreign taxes that may be claimed as a credit by U.S. taxpayers. In addition, Treasury Regulations that apply to foreign taxes paid or accrued (the “Foreign Tax Credit Regulations”) impose additional requirements for foreign withholding taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. The Treasury Department has recently released guidance temporarily pausing the application of certain of the Foreign Tax Credit Regulations.

Subject to the PFIC rules and the Foreign Tax Credit Regulations, each as discussed above, a U.S. Holder that pays (whether directly or through withholding) foreign income tax with respect to dividends paid on the Terra Ordinary Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such foreign income tax. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income that is subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a non-U.S. entity. U.S. Holders may be subject to these reporting requirements unless their Terra Ordinary Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of Terra Ordinary Shares will generally be subject to information reporting and backup withholding tax if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisors regarding the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP AND DISPOSITION OF TERRA ORDINARY SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN LIGHT OF THEIR OWN PARTICULAR CIRCUMSTANCES.

Material Dutch Tax Considerations for Terra Ordinary Shares

The information set out below solely addresses the principal Dutch tax consequences in connection with the acquisition, ownership and transfer of Terra Ordinary Shares and it does not purport to describe every aspect of Dutch taxation that may be relevant to a particular holder. This summary does not describe any Dutch tax considerations or consequences arising from the Dutch Minimum Tax Act 2024 (the Dutch implementation of Council Directive (EU) 2022/2523 of 14 December 2022 on ensuring a global minimum level of taxation for multinational enterprise groups and large-scale domestic groups in the EU) which may be relevant for a particular holder. Tax matters are complex, and the tax consequences to a particular holder of Terra Ordinary Shares will depend in part on such holder’s circumstances. Accordingly, a holder of Terra Ordinary Shares is urged to consult his own tax advisor for a full understanding of the tax consequences to him of acquiring, owning and disposing of Terra Ordinary Shares in his particular circumstances, including the applicability and effect of Dutch tax laws.

Where in this summary English terms and expressions are used to refer to Dutch concepts, the meaning to be attributed to such terms and expressions shall be the meaning to be attributed to the equivalent Dutch concepts under Dutch tax law. Where in this summary the terms “the Netherlands” and “Dutch” are used, these refer solely to the European part of the Kingdom of the Netherlands.

This section assumes that the board shall control the conduct of the affairs of Terra and shall procure that Terra is organized such and that its business will be conducted in the manner set out in this Form, and particularly such that Terra is treated as tax resident solely in Italy, including for the application of the tax treaty as concluded between Italy and the Netherlands, as well as for Dutch domestic tax purposes. A change to such organizational structure or to the manner in which Terra conducts its business may invalidate the contents of this summary, which will not be updated to reflect any such change.

This summary is based on the tax law of the Netherlands (unpublished case law not included) as it stands at the date of this Form. The tax law upon which this summary is based, is subject to changes, possibly with retroactive effect. Any such change may invalidate the contents of this summary, which will not be updated to reflect such change. The summary does not address any tax consequences arising in any jurisdiction other than the Netherlands.

The summary in this Dutch taxation paragraph does not address the Dutch tax consequences for a holder of Terra Ordinary Shares who:

(i)	is a person who may be deemed an owner of Terra Ordinary Shares for Dutch tax purposes pursuant to specific statutory attribution rules in Dutch tax law;

(ii)	is, although in principle subject to Dutch corporation tax, in whole or in part, specifically exempt from that tax in connection with income from Terra Ordinary Shares

(iii)	is an investment institution as defined in the Dutch Corporation Tax Act 1969;

(iv)	is an entity that, although in principle subject to Dutch corporation tax, is fully or partly exempt from Dutch corporation tax;

(v)	owns Terra Ordinary Shares in connection with a membership of a management board or a supervisory board, an employment relationship, a deemed employment relationship or management role;

(vi)	has a substantial interest in Terra or a deemed substantial interest in Terra for Dutch tax purposes. Generally, a person holds a substantial interest if (a) such person – either alone or, in the case of an individual, together with his partner or any of his relatives by blood or by marriage in the direct line (including foster-children) or of those of his partner for Dutch tax purposes – owns or is deemed to own, directly or indirectly, 5% or more of the shares or of any class of shares of Terra, or rights to acquire, directly or indirectly, such an interest in the shares of Terra or profit participating certificates relating to 5% or more of the annual profits or to 5% or more of the liquidation proceeds of Terra, or (b) such person’s shares, rights to acquire shares or profit participating certificates in Terra are held by him following the application of a non-recognition provision; or

(vii)	is for Dutch tax purposes taxable as a corporate entity and resident of Aruba, Curaçao or Sint Maarten.

Withholding Taxes

Under Dutch domestic law, dividends distributed by a company that is tax resident in the Netherlands to its shareholders are generally subject to Dutch dividend withholding tax at a rate of 15% (2026). In addition, Dutch conditional withholding tax at a rate of 25.8% (2026) may, in specific circumstances, be imposed on dividends distributed by a Dutch tax resident company to a shareholder that qualifies as a related (gelieerd) to the distributing company within the meaning of the 2021 Dutch Withholding Tax Act. For these purposes, a company incorporated under Dutch law is, under a statutory deeming rule, in any event treated as a Dutch tax resident.

Terra was originally incorporated as an Italian limited liability company (Società a responsabilità limitata, or Srl), with legal personality. Pursuant to a deed of cross-border conversion dated 6 October 2025, Terra’s legal form was converted from an Srl into, ultimately, a Dutch public limited liability company (naamloze vennootschap, or N.V.) under Dutch law while retaining its legal personality.

Based on a public decree dated 30 March 2022, the cross-border legal conversion into a Dutch company while retaining legal personality, does not, in itself, result in Terra being regarded as incorporated under Dutch law and, accordingly, the statutory deeming rule under Dutch domestic law pursuant to which a company incorporated under Dutch law is treated as Dutch tax resident does not apply solely as a result of the legal conversion.

On this basis, and for as long as Terra is tax resident solely in Italy as set out above, and is not regarded as tax resident in the Netherlands on any other basis, dividend distributions by Terra on the Terra Ordinary Shares may be made free from withholding or deduction of or for any taxes of whatever nature imposed, levied, withheld or assessed by the Netherlands or any political subdivision or taxing authority of or in the Netherlands.

Taxes on Income and Capital Gains

Resident holders of Terra Ordinary Shares

A holder of Terra Ordinary Shares who is resident or deemed to be resident in the Netherlands for Dutch tax purposes is fully subject to Dutch income tax if he is an individual or fully subject to Dutch corporation tax if it is a corporate entity, or an entity, including an association, a partnership and a mutual fund, taxable as a corporate entity, as described in the summary below.

Individuals deriving profits or deemed to be deriving profits from an enterprise

Any benefits derived or deemed to be derived from or in connection with Terra Ordinary Shares that are attributable to an enterprise from which an individual derives profits, whether as an entrepreneur or pursuant to a co-entitlement to the net value of an enterprise, other than as a shareholder, are generally subject to Dutch income tax at progressive rates up to 49.5%.

Individuals deriving benefits from miscellaneous activities

Any benefits derived or deemed to be derived from or in connection with Terra Ordinary Shares that constitute benefits from miscellaneous activities by an individual are generally subject to Dutch income tax at progressive rates up to 49.5%.

An individual may, inter alia, derive, or be deemed to derive, benefits from or in connection with Terra Ordinary Shares that are taxable as benefits from miscellaneous activities if his investment activities go beyond regular active portfolio management.

Other individuals

If a holder of Terra Ordinary Shares is an individual whose situation has not been discussed before in this section “Dutch taxation – Taxes on income and capital gains – Resident holders of Terra Ordinary Shares”, the value of his Terra Ordinary Shares forms part of the yield basis for purposes of tax on benefits from savings and investments. A deemed benefit, which is calculated on the basis of a holder’s actual bank savings plus his actual other investments (including the value of his Terra Ordinary Shares, minus his actual liabilities whilst taking into account a deemed benefit for each of these categories, is taxed at the rate of 36%. For the year 2026, the estimated deemed benefit rate for actual bank savings is 1.28%, the deemed benefit rate for actual other investments is 6.00% and the estimated deemed benefit rate for actual liabilities is 2.70%. The estimated deemed return percentages will be confirmed later. Actual benefits derived from or in connection with his Terra Ordinary Shares are in principle not subject to Dutch income tax.

The Dutch Supreme Court has ruled that the regime as set out hereinabove is incompatible with the European Convention on Human Rights as well as the First Protocol to this Convention in cases where the deemed benefit is higher than the actual nominal return on the assets and liabilities, which includes unrealised changes in value of such assets and liabilities, but excludes costs. In these cases, the Dutch Supreme Court has ruled that restoration rights must be granted to such holder of Terra Ordinary Shares. In response to these rulings, Dutch tax law has been amended to include a rebuttal mechanism for taxpayers subject to tax on benefits from savings and investments. Under this mechanism, taxpayers may challenge the deemed benefit if the actual benefit – calculated in accordance with specific rules – is lower in a given year. Taxpayers wishing to make use of this rebuttal mechanism must submit a form provided by the Dutch tax authorities. If the rebuttal is successful, taxation under the savings and investments regime will only apply to the actual benefit realized in the relevant year. This rebuttal mechanism serves as a transitional measure pending the introduction of a new regime for the taxation of savings and investments, which new regime is expected to tax realized and unrealized net capital gains on savings and investments and to enter into force not earlier than 1 January 2028. Holders of Terra Ordinary Shares that are taxed in this manner with respect to the Notes are therefore recommended to consult a professional tax adviser.

Corporate entities

Any benefits derived or deemed to be derived from or in connection with Terra Ordinary Shares that are held by a corporate entity, or an entity, including an association, a partnership and a mutual fund, taxable as a corporate entity, are generally subject to Dutch corporation tax.

General

A holder of Terra Ordinary Shares will not be deemed to be resident in the Netherlands for Dutch tax purposes by reason only of the execution and/or enforcement of the documents relating to the issue of Terra Ordinary Shares or the performance by Terra of its obligations under such documents or under the Terra Ordinary Shares.

Non-resident holders of Terra Ordinary Shares

Individuals

If a holder of Terra Ordinary Shares is an individual who is neither resident nor deemed to be resident in the Netherlands for purposes of Dutch income tax, he will not be subject to Dutch income tax in respect of any benefits derived or deemed to be derived from or in connection with Terra Ordinary Shares, except if:

(i) he derives profits from an enterprise, whether as an entrepreneur or pursuant to a co-entitlement to the net value of such enterprise, other than as a shareholder, and such enterprise is carried on, in whole or in part, through a permanent establishment or a permanent representative in the Netherlands, and his Terra Ordinary Shares are attributable to such permanent establishment or permanent representative; or

(ii) he derives benefits or is deemed to derive benefits from or in connection with Terra Ordinary Shares that are taxable as benefits from miscellaneous activities performed in the Netherlands;

Corporate entities

If a holder of Terra Ordinary Shares is a corporate entity, or an entity including an association, a partnership and a mutual fund, taxable as a corporate entity, which is neither resident, nor deemed to be resident in the Netherlands for purposes of Dutch corporation tax, it will not be subject to Dutch corporation tax in respect of any benefits derived or deemed to be derived from or in connection with Terra Ordinary Shares, except if:

(i) it derives profits from an enterprise directly which is carried on, in whole or in part, through a permanent establishment or a permanent representative in the Netherlands, and to which permanent establishment or permanent representative its Terra Ordinary Shares are attributable; or

(ii) it derives profits pursuant to a co-entitlement to the net value of an enterprise which is managed in the Netherlands, other than as a holder of securities, and to which enterprise its Terra Ordinary Shares are attributable.

General

If a holder of Terra Ordinary Shares is neither resident nor deemed to be resident in the Netherlands, such holder will for Dutch tax purposes not carry on or be deemed to carry on an enterprise, in whole or in part, through a permanent establishment or a permanent representative in the Netherlands by reason only of the execution and/or enforcement of the documents relating to the issue of Terra Ordinary Shares or the performance by Terra of its obligations under such documents or under the Terra Ordinary Shares.

Gift and Inheritance Taxes

No Dutch gift tax or Dutch inheritance tax will arise with respect to an acquisition or deemed acquisition of Terra Ordinary Shares by way of gift by, or upon the death of, a holder of Terra Ordinary Shares who is neither resident nor deemed to be resident in the Netherlands for purposes of Dutch gift tax or Dutch inheritance tax except if, in the event of a gift whilst not being a resident nor being a deemed resident in the Netherlands for purposes of Dutch gift tax or Dutch inheritance tax, the holder of Terra Ordinary Shares becomes a resident or a deemed resident in the Netherlands and dies within 180 days after the date of the gift.

For purposes of Dutch gift tax and Dutch inheritance tax, a gift of Terra Ordinary Shares made under a condition precedent is deemed to be made at the time the condition precedent is satisfied.

Registration taxes and duties

No Dutch registration tax, stamp duty or any other similar tax or duty, other than court fees, will be payable in the Netherlands by a holder of Terra Ordinary Shares in connection with the acquisition, ownership and transfer of the Terra Ordinary Shares.